Mail Stop 4561   November 5, 2008

Mr. Michael C. Rechin
President and Chief Executive Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

By U.S. Mail and facsimile to (317)236-9907

>   **Re: First Merchants Corporation**
>   **Form S-4/A**
>   **Filed October 30, 2008**
>   **File No. 333-153656**

Dear Mr. Rechin:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Prior Comment 9
Comparative rights of First Merchants Shareholders and Lincoln Shareholders

1. We note the expanded disclosure in the body of the document. Please briefly state
    in the summary, preferably in tabular format, the most substantial material
    differences in shareholder rights resulting from the merger.

Material U.S. Federal Income Tax Consequences, page 59

2. State clearly that the discussion "is" the opinion of counsel, if a "short-form"
    opinion is filed, or is a summary of the opinion of tax counsel, if full opinions are

filed. Currently your Item 601 tax opinion and the disclosure in the document seem to overlap each other, without one clearly being the full opinion. If the discussion in the document "is" the opinion, it should include all the qualifications and limitations and the exhibit 8 opinion should be in "short form" merely confirming the opinion in the document. Or you may file the full opinion as exhibit 8 and summarize it in the document discussion, clearly stating that the discussion is a summary of the filed opinion.

Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: David R. Prechtel
        Bingham McHale LLP
        2700 Market Tower
        10 West Market Street
        Indianapolis, Indiana 46204

        David A. Butcher
        Bose McKinney & Evans LLP
        111 Monument Circle
        Suite 2700
        Indianapolis, Indiana 46204